UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

OSHKOSH CORPORATION

(Name of Subject Company)

OSHKOSH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

688239201

(CUSIP Number of Class of Securities)

Bryan J. Blankfield

Executive Vice President, General Counsel and Secretary

Oshkosh Corporation

2307 Oregon Street

P. O. Box 2566

Oshkosh, Wisconsin 54903

(920) 235-9151

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Gary P. Cullen Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Patrick G. Quick John K. Wilson Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

OSHKOSH CORPORATION

MEMO

DATE:	October 11, 2012

TO:	All Oshkosh Corporation Employees

FROM:	Charlie Szews

SUBJECT:	Carl Icahn Proposal

Earlier today, Oshkosh issued a news release responding to Carl Icahn’s stated intention to commence a tender offer for “any and all” of the outstanding common shares of Oshkosh at $32.50 per share in cash and to nominate directors to the Oshkosh Board of Directors at the Company’s 2013 Annual Meeting.  As you know, Mr. Icahn was unsuccessful in his attempt to elect any of his six director nominees to the Oshkosh Board at our 2012 Annual Meeting.

Our Board of Directors, with the help of independent financial and legal advisers, will advise Oshkosh shareholders of its position regarding the unsolicited tender offer within 10 business days from the time that Mr. Icahn formally commences his offer, which has not yet occurred.  The Board advises shareholders to take no action at this time pending the Board’s review of Mr. Icahn’s unsolicited tender offer.

As the Board conducts its review, it should be business as usual for all of us.  Oshkosh has an excellent asset base with our market leading brands, strengths in new product development, operations and distribution, and you—our experienced and talented employees. Our Board and management team are highly confident in our MOVE strategy.  To ensure we realize the potential of our company, I’m counting on all of you to remain focused on executing MOVE.

I recognize that you may have questions.  While there is little additional information to share at this time, I will keep you updated on important events going forward.  Please know that we are committed to continuing to do what is in the best interests of our company, our employees and our shareholders.

This announcement may lead to inquiries from external parties, and as always, it is important for Oshkosh to speak with one voice.  Consistent with our existing policy, please forward all investor calls to Patrick Davidson, Vice President of Investor Relations, at (920) 966-5939, and all media calls to John Daggett, Vice President of Communications, at (920) 233-9247.

On behalf of the Board of Directors and management team, I thank you for your continued hard work, focus and commitment to Oshkosh.

2307 OREGON STREET    P.O. BOX 2566    OSHKOSH, WI  54903-2566    920.235.9150

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Oshkosh has commenced at this time. If a tender offer is commenced, the Company will file a solicitation/ recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SHAREHOLDERS OF OSHKOSH ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders may obtain a free copy of these documents (when they are filed and become available) free of charge at the SEC’s website at www.sec.gov.  The Company also will provide a copy of these materials without charge on its website at www.oshkoshcorporation.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Company, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Company’s 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”). The Company plans to file a proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2013 Annual Meeting (the “2013 Proxy Statement”).  SHAREHOLDERS ARE URGED TO READ THE 2013 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Additional information regarding the identity of these potential participants, none of whom owns in excess of 1% of the Company’s common stock, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the 2013 Proxy Statement and other materials to be filed with the SEC in connection with the 2013 Annual Meeting. This information can also be found in the Company’s Annual Report on Form 10-K for the year ended September 30, 2011, filed with the SEC on November 16, 2011, and in the Company’s definitive proxy statement for its 2012 Annual Meeting of Shareholders (the “2012 Proxy Statement”), filed with the SEC on December 12, 2011. To the extent holdings of the Company’s securities have changed since the amounts printed in the 2012 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Shareholders will be able to obtain, free of charge, copies of the 2013 Proxy Statement and any other documents (including the WHITE proxy card) filed by the Company with the SEC in connection with the 2013 Annual Meeting at the SEC’s website (http://www.sec.gov), at the Company’s website (http://www.oshkoshcorporation.com) or by writing to Ms. Margaret Wacholtz, Oshkosh Corporation, P.O. Box 2566, Oshkosh, Wisconsin, 54903-2566. In addition, copies of the proxy materials, when available, may be requested from the Company’s proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or toll-free at (877) 750-9499.